Exhibit (a)(3)


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October 26, 2006



TO:          UNIT HOLDERS OF DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II (the "Partnership") at a purchase price equal to:

                                  $201 per Unit
                                  -------------

This offer price is approximately 25% higher than recent secondary market trading prices. The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) December 12, 2006.